November 1, 2021

Via Edgar

Mr. Ryan Rohn

Mr. Stephen Krikorian

Mr. Edwin Kim

Ms. Kathleen Krebs

Office of Technology

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Re:	Lytus Technologies Holdings PTV. Ltd.
Amendment No. 3 to Registration Statement on Form F-1
Filed October 7, 2021 File No. 333-254943

Ladies and Gentlemen:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated October 25, 2021 (the “Comment Letter”), to Lytus Technologies Holdings PTV. Ltd. (the “Company” or “Lytus Group”) with respect to the Amendment No. 3 to the Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on October 7, 2021.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 3 to Registration Statement on Form F-1 Filed October 7, 2021

Capitalization, page 35

1.	We note your revised disclosures in response to prior comment 1. Please remove the proceeds from the offering from the Pro Forma column as this amount should be in the Pro Forma, As Adjusted column. Refer to Item 4 of Form F-1 and Instructions to Item 3.B of Form 20-F. In addition, provide a bulleted item to disclose the items in your Pro Forma, As Adjusted column.

Response: In response to the Staff’s comment, we have revised the Capitalization Table on Page 35 of the Registration Statement.

	Historical	Pro Forma, As Adjusted
	US$	US$
Cash and Cash Equivalents (*Proceeds, after all expenses)	26,142	27,501,135	(1)
Equity
1) Equity Share Capital	341,541	368,814	(2)
2) Other Equity	11,489,029	38,936,749
Total Lytus Equity	11,830,570	39,305,563
Noncontrolling interest	(77,975)	(77,975)
Total Equity	11,752,595	39,227,588
Total Capitalization	11,752,595	39,227,588

(1):    Incremental - Expected Proceeds of $ 27,474,993

	Per Share	Without Over-Allotment
Public offering price	$11.00	$29,999,992
Underwriter discount (7%)	$0.77	$2,099,999
Proceeds, before expenses	$10.23	$27,899,993
Non-accountable expense allowance	$0.11	$300,000
Proceeds, after non-accountable	$10.12	$27,599,993
Proceeds, after all expenses	$10.07	$27,474,993

(2):    Incremental Equity Share Capital:

New Investors: 2,727,272 shares to be issued multiplied by par value of our common shares of $ 0.01 per share = $27,273.

A $1.00 increase (decrease) in the assumed public offering price of $11.00 per share would increase (decrease) the pro forma net tangible book value per share by approximately $0.06 and the dilution in pro forma net tangible book value per share to investors participating in this offering by $0.94 per share, assuming that the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions, non-accountable expense allowance, and offering expenses payable by us.

Key Factors For Our Performance
Net Surplus Rate, page 39

2.	We note your expanded disclosure in response to prior comment 2. You identify Net Surplus Rate as a Key Factor for your Performance. In addition, we note your expanded disclosure that Net Surplus Rate is the amounts recorded as Other Income for the years ended March 31, 2020 and 2021. However, this disclosure appears to contradict the disclosure provided in Note 3A on page F-23 as well as the information provided in the response to prior comment 17 in the response letter dated March 31, 2021 that Other Income relates to revenue entitlement rights during the period April 1, 2019 to March 25, 2020, in that Lytus India did not have a contract with the subscribers and no performance obligations. Further, your response on page 10 states that both parties agreed on the aggregate net amount payable. Please advise or revise accordingly. Given this information, explain how you determined this is a Key Factor for your Performance.

Response: The NSR is a key factor from a financial perspective but not from an operational perspective. We have reviewed our position and understand the present conflict with our accounting policy and therefore removed Net Surplus Rate from the Key Factors For Our Performance on page 39 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 42

3.	We note your disclosure in Note 22 that you now have two reportable segments: Cable Business and Telemedicine Services. As such, expand your discussion of results of operations to include a discussion by segment of revenue and profitability. Refer to Financial Reporting Codification 501.06.a.

Response: In response to the Staff’s comment, we have added the following disclosure on page 42 of the Registration Statement.

“The Company has derived income of approximately $16 million from cable business and approximately $0.34 million from telemedicine services for the year ended March 31, 2021. Further, the Company has generated profits before tax from continuing operations of approximately $2 million from cable business and approximately $0.06 million from telemedicine services for the year ended March 31, 2021.”

Going Concern, Liquidity and Capital Resources, page 43

4.	Provide a discussion of Cash Flows to discuss the material changes in each of the three activities. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the Registration Statement on page 46 to include the following disclosure.

“For the year ended March 31, 2021 and the period March 16, 2020 (date of inception) through March 31, 2020

At March 31, 2021 and March 31, 2020, our working capital was ($14,292,950) and ($15,471,438), respectively.

The components of cash flows are discussed below:

	For the Year ended March 31, 2021	For the Period March 16, 2020 (date of inception) through March 31, 2020
Net cash (used in) operating activities	$(25,493)	$(716)
Net cash provided by (used in) investing activities	(157,303)	42,343
Net cash (used in) provided by financing activities	166,271	(583)
Exchange rate effect on cash	909	716
Net cash inflow (outflow)	$(15,618)	$41,760

Cash used in Operating Activities

Net cash used in operating activities was $25,493 for the year ended March 31, 2021. Cash used in operating activities for the year ended March 31, 2021 consisted primarily of non-cash adjustments for amortization of $11,931,668. Further, it consists of ‘changes in other receivable’ of ($17,285,198) and changes in ‘other current liabilities’ of $2,787,012.

Net cash used in operating activities was $716 for the period March 16, 2020 (date of inception) through March 31, 2020. Cash used in operating activities for the year ended March 31, 2020 consisted primarily of non-cash adjustments for deferred tax expenses of $1,907,015, current tax expenses of $1,989,659, and amortization of $204,086. Further, it comprises of changes in ‘other receivable’ of ($19,089,070), changes in ‘other assets’ of ($4,450,896), and changes in ‘other current liabilities’ of $7,777,661.

Cash (used in) provided by Investing Activities

Net cash used in investing activities was $157,303 for the year ended March 31, 2021. The investment activity was primarily comprised of purchase of property, plant and equipment of $93,776, and purchase of share of GHSI of $70,000.

Net cash provided by investing activities was $42,343 for the period March 16, 2020 (date of inception) through March 31, 2020. The investment activity was primarily comprised of cash acquired in business combination of $40,760.

Cash provided by (used in) Financing Activities

Net cash provided by financing activities was $166,271 for the year ended March 31, 2021. During the period, cash provided financing activities consisted of proceeds from short term borrowings of 376,990 and repayment of short term borrowings of $212,719.

Net cash used in financing activities was $583 for the period March 16, 2020 (date of inception) through March 31, 2020. During the period, cash provided financing activities consisted of proceeds from issuance of shares $3,000 and repayment of short term borrowing of $3,583.

5.	Please revise your disclosure to provide an update on the independent consultant's review of Reachnet’s operations. Discuss when the review was started, what steps have been taken to date, the portions that have been completed and what remains to be done. Disclose when the report is expected to be completed. In addition, provide a more detailed update on the status of COVID-19 lockdowns across India. Provide specific information on each state or region where you and Reachnet have operations or subscribers. Disclose the extent to which you continue to have restricted access to banking services, the nationwide Subscriber Management System reports and service providers certifying the adequacy of the fiber held by Reachnet.

Response: In response to the Staff’s comment, we have revised to disclose the following on page 44 of the registration statement.

Status of third party report:

The Company engaged an independent third-party reviewer/consultant to carry out a systems audit of Reachnet's operations before making any payments under the contract. This independent review was commenced on April 1, 2021 and was interrupted on account of COVID-19 related nationwide lockdowns that were implemented in different states starting April 11, 2021.  During such lockdown, the third party audit team had restricted access to the sites and employees of Reachnet and was not able to complete the audit.

The following verification had been completed when nationwide lockdown was imposed:

1)	Virtual verification of Subscriber Management Systems and its status from time to time;

2)	Partial physical verification of Subscriber Management System;

3)	Verification of headend equipments in major metros in Maharashtra;

The following verification remains pending in the States of: West Bengal, Andhra Pradesh, Kerala, Haryana, certain parts of national capital region, rural parts of Maharashtra and Karnataka:

1)	Physical verification of overhead fiber;

2)	Physical verification of underground fiber;

3)	Verification of nodes in smaller metros;

4)	Technology redundancy review of all servers;

5)	Physical verification of final active customers; and

6)	Physical verification of the local cable office resources

The Company expects that access to these locations and resources should be available after October 31, 2021 when all restrictions pertaining to COVID-19 are expected to be lifted.

Update on COVID situations in India

Currently the local cable operator locations in the states of rural Maharashtra, certain parts of the National Capital Region, Madhya Pradesh, West Bengal and Kerala continue to be impacted by the lockdown. Metro Mumbai and metro Pune have lifted most COVID-19 related restrictions. The incidences of new infections in India have substantially reduced with the government of India reaching a critical milestone of administering 1 billion vaccinations. Banking services have largely resumed functionality and are no longer an issue. The Subscriber Management System is partially accessible in areas where the restrictions have been lifted. It is expected that upon ending of COVID-19 restrictions on October 31, 2021, the verification process should commence and be completed within 6 weeks (factoring in the intervening holiday season and assuming no fresh imposition of lockdown measure are implemented) or prior to December 31, 2021.

Large Payment Obligation by the Company, page 45

6.	Please update your disclosure to disclose the status of the March 31, 2021 payment.

Response: : We have amended the Registration Statement to disclose the following on page 45 “The amount due to Reachnet as of March 31, 2021, has still not been paid and continues to remain unpaid until such time as the independent consultant’s report is completed and provided to the Company.”

Executive Compensation, page 72

7.	Please update the compensation disclosures for your management through the end of fiscal year 2021 pursuant to Item 6.B of Form 20-F.

Response: We have amended the Registration Statement to disclose the following on page 72: “Our Chief Executive Officer and Chief Financial Officer did not receive any compensation from the Company for the period March 16, 2020 (date of inception) through March 31, 2020 and for the fiscal year ended March 31, 2021. It is expected to commence upon confirmation by independent compensation committee upon successful completion of listing.”

Index to Consolidated Financial Statements , page F-1

8.	Please include the predecessor historical period from April 1, 2019 to March 15, 2020 in your financial statements. We note you removed this period from your prior amendment and now include it as Exhibit 99.5.

Response: We have revised to include the predecessor historical period from April 1, 2019 to March 15, 2020 in the financial statements starting on page F-46.

Report of Independent Registered Public Accounting Firm, page F-2

9.	We note your auditor signed their audit report from Stamford, CT, but their consent filed as exhibit 23.1 identifies the office from Santa Ana, CA. Please have your auditors revise to provide a consistent office or advise.

Response: The auditors have revised the audit report to be consistent with the consent filed in exhibit 23.1.

Consolidated Statement of Profit or Loss and Other Comprehensive Income, page F-4

10.	Explain why you do not include a line item for Cost of Revenue. We note your disclosure on page 43 that describes the costs included in Cost of Revenue. Refer to IAS 1.103.

Response: Costs of revenue are recognised when incurred and have been classified according to their primary function. We have included details of costs of revenue on page 10 of the Registration Statement and on pages F-4, F-18 and F-24 of the financial statements.

Notes to Consolidated Financial Statements

Note 1 - Nature of Operations and Summary of Significant Accounting and Reporting Policies, page F-7

11.	Your disclosure on page 3 indicates that you do not obtain or contract for the content that you use currently, but rather the content is provided through the license agreement with DDC. Disclose this as a footnote policy. Also clarify your policy for license agreements for content for subscription revenues billed directly by the Company. In this regard, we note your Broadcaster/subscription fees on page F-25.

Response: We have added the following in the footnote on pages 3 and 52:

“The Company has two Indian subsidiaries: Lytus India and DDC. DDC is an active cable company and has agreements with broadcasters for content delivery and distribution. For revenues, it has entered into customer contracts for cable services. The customers are its own customers and not linked with the business of Lytus India. The broadcaster/subscription fees reflected on page F-25 relate to operating activities of DDC only and the Company has not billed its customers directly for subscription revenues. The Company has not entered into content license agreement with the broadcasters.”

Revenue, page F-18

12.	Please address the following items related to your Revenue Recognition policy;

●	Expand your Subscription revenue disclosure to clarify how or when customers are billed and how often.

●	Disclose your revenue recognition policy for telemedicine services.

Response:

In response to the Staff’s comment, the Accounting Policy on Subscription Revenue on page F-18 is revised to include the following: “Invoice for subscription revenue is raised on a monthly basis. These services are consumed by the client and their members in accordance with the service programs selected by the client included in the client services agreements.

Client service agreements are renewed on an annual bass and can be terminated based upon terms specified in the agreements.”

In addition, we have revised to include the following note on Revenue recognition policy for Telemedicine on page F-18 of the financial statements:

“Telemedicine revenue

Telemedicine revenue is derived from monthly invoiced services fees that are recognized as services that are rendered and earned under agreements with clients. Clients are business entities, such as physicians offices, medical care groups, hospitals and other healthcare institutions that have contracted with us to offer telemedicine services to their covered lives. Clients are our customers and the patients of these clients who are enrolled in the Lytus services programs are referred to as members. We provide services to assist care providers to improve member health results and reduce healthcare costs by providing an overall health management solution through the integration of our devices, supplies, access to our web-based platform, electronic data records, and clinical services.

For the most part services costs to the client are primarily fees for services rendered to each member on a per month basis for each eligible and active member based upon accessibility and usage of services by each client and member. These services are consumed by the client and their members in accordance with the service programs selected by the client included in the client services agreements. Client service agreements are renewable on an annual basis and can be terminated based upon terms specified in the agreements.”

Note 3A - Other Income, page F-23

13.	We note your response to prior comment 8. Please address the following items related to this Other Income.

●	In your response to prior comment 34 in the response letter dated October 2, 2020, the Company responded that the US$15 million was recorded as Other Income as, “Lytus India did not control the business of Reachnet nor did it contribute to the management, finance or operations aspects of Reachnet during the period April 1, 2019 through March 31, 2020. It was only on March 26, 2020 that Lytus India had the control of subscribers and the services performed to them.” Given this statement, explain why the Company continues to record this revenue as Other Income in the fiscal year ended March 31, 2021 beyond "maintaining consistency". Clarify whether the facts and circumstances have changed. Also tell us whether any similar revenue is being recorded as Other Income subsequent to March 31, 2021.

Response: On March 26, 2020, the Company acquired legal ownership rights to the customers and the entitlement income under the contract with Reachnet. However, since the payment terms of the contract were not completed, under the implementation of the IFRS 15, the Company was obligated to record the income as Other Income in lieu of its entitlement rights (refer IFRS 15:35(c)). Upon successful implementation of the terms of the contract, it was expected that the Company would treat the income going-forward as operation income.

On account of the fact, for the period ended March 31, 2020, and for the year ended March 31, 2021, the implementation of the contract was delayed on account of the COVID-19 lockdowns. Since there was no change in the status of the contract, during the year ended March 31, 2021, the Company continued to be subject to the applicability of IFRS 15 and continued to consistently report the income as Other Income.

The position remains unchanged as of the date of this letter. However, it is expected that the terms of the contract will be fully implemented before the end of the third quarter of the fiscal year ending March 31, 2022. At such time (upon completing implementation of the contract), the Company will commence recognizing the income as Operating Income.

●	We note your response to prior comment 6 in the response letter dated June 14, 2021 regarding the collectability of these receivables. Please provide us with further analysis that you considered initially and over time to determine the probability of collectability of these amounts. Although you have provided the reasons that you believe the collectability does not pose a significant risk, it does not appear that you have addressed the potential probability of collectability. For example, you state that to the extent you are unable to collect amounts from Reachnet, you have the ability to set those amounts off against future payments to Reachnet. Given your response to prior comment 14 in the same response letter, you state that this is a separate transaction. If your basis for concluding that collection is probable is based upon your assertion that you will offset the amounts receivable against the amounts payable to Reachnet, explain why you believe your arrangement with Reachnet has commercial substance. Please advise. Also, tell us how you considered Reachnet’s ability to pay the full amount owed to the Company. Tell us if you have collected any of this receivable to date. Refer to IFRS 9.5.5.17.

Response: In analysing the collectability of the amounts, the Company has confirmed that the amounts have been collected and retained by Reachnet from subscribers. The amounts are currently held by Reachnet in trust pending closing of the transaction.

In tandem with the Reachnet’s finance team, from April 1, 2020, through March 31, 2021, and to date, the Company has monitored the billing and collections process by Reachnet on a monthly basis. In addition, we have obtained management certifications and reports from independent third-party chartered accountant, certifying the amounts collected. On the basis of these measures taken and the underlying legal enforceability of the agreement with Reachnet, the Company believes that the amount remains collectible since Reachnet is the long partner in the business.

While in our earlier response, we had indicated that the netting off of amounts was an option available to the Company to mitigate any concerns pertaining to the collectability of the receivable, our analysis of the collectability was not based on the exercise of the option to net-off the amounts. Neither the Company nor Reachnet intends to net-off the amounts due under the contract. The Company and Reachnet continue to maintain that these are independent enforceable transactions with commercial substance under the operations of Indian law.

We have not collected any amount under receivable to date, and as indicated earlier will do so very shortly upon submission of the independent third party report as part of the final settlement under the contract.

Note 22 - Segment Information

B. Additional information by geographies, page F-42

14.	Your disclosure on page 1 states, "We are a growing platform services company primarily providing content streaming/telecasting services with over 8 million active users located all across India." In light of this statement, please explain why you present all of your cable business revenue as Overseas.

Comment: It was an error. We have revised the segmental information and have categorized the cable and telemedicine business revenue as “Domestic.” The revised disclosures is given in below table:

a) Revenue as per Geographical Markets:

Segment	Domestic		Overseas
	For the year ended 31 March 2021	For the year ended 31 March 2020	For the year ended 31 March 2021	For the year ended 31 March 2020
Cable business	16,208,027	15,759,393	-	-
Telemedicine Services	341,433	-	-
Total	16,549,460	15,759,393	-	-

15.	Please reconcile the amount of assets presented by geographic markets in your table to your balance sheet. In your response, explain why you show negative assets as unallocated. Please note the assets to be include in IFRS 8.33(b).

Comment: We have given details as a “Net” asset and hence the amount was negative. We have rectified the same and revised our disclosures as Long Live (Non-current assets) assets. The revised disclosures are given below:

b)	Long Lived Assets (non-current assets) as per geographical markets, excluding deferred tax:

Segment	Domestic			Overseas
	For the year ended 31 March 2021	For the year ended 31 March 2020	For the year ended 31 March 2021	For the year ended 31 March 2020

Cable business	48,377,133	60,473,296	-	-
Telemedicine Services	68,500	-	-	-
Total	48,445,633	60,473,296	-	-

If you have any questions, please do not hesitate to contact the undersigned at dharmesh.pandya@lituustech.in, or Panjwani, M. Ali of Pryor Cashman LLP, outside counsel to the Company, at Ali.Panjwani@PRYORCASHMAN.com (Tel: 212-326-0820).

Very truly yours,

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya Chief Executive Officer

cc:	M. Ali Panjwani, Esq.